Exhibit 99.2

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (Unaudited)

Canadian Generally Accepted Accounting Principles (“GAAP”) vary in certain respects from U.S. GAAP. As required by the United States Securities and Exchange Commission, the effect of these differences in principles on Penn West Energy Trust’s (“Penn West”) consolidated financial statements is described and quantified below:

The application of U.S. GAAP would have the following effects on reported net income (loss):

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
(CAD millions, except per unit amounts)
Net and comprehensive Income (Loss) as reported in the
Consolidated statements of operations - Canadian GAAP	$(25)	$7	$247	$(132)
Adjustments
Unit-based compensation (note (b))	1	2	2	22
Depletion & depreciation (note (a))	209	234	630	702
Income tax effect of the above adjustments	(50)	(55)	(152)	(165)
Net and other comprehensive income, U.S. GAAP, as adjusted	$135	$188	$727	$427

Net income per trust unit
Basic	$0.30	$0.45	$1.66	$1.04
Diluted	0.30	0.45	1.65	1.04

Weighted average number of trust units outstanding (in millions)
Basic	453.0	418.0	436.7	410.3
Diluted	456.8	418.4	440.1	410.6

Deficit - U.S. GAAP
Balance, beginning of period - U.S. GAAP	$(5,599)	$(3,040)	$(5,061)	$(2,818)
Net income - U.S. GAAP	135	188	727	427
Change in redemption value of trust units (note (c))	(139)	(1,218)	(883)	(1,215)
Distributions declared	(177)	(188)	(563)	(652)
Balance, end of period - U.S. GAAP	$(5,780)	$(4,258)	$(5,780)	$(4,258)

The application of U.S. GAAP would have the following effects on the reported balance sheets:

	Canadian	U.S.
September 30, 2010 (CAD millions)	GAAP	GAAP

ASSETS
Current
Accounts receivable	$310	$310
Future income taxes	5	5
Other	103	103
	418	418

Deferred funding obligation	703	703
Property, plant and equipment (note (a))	9,817	3,225
Goodwill	2,020	2,020
Future income taxes	-	695
	12,540	6,643
	$12,958	$7,061

LIABILITIES AND UNITHOLDERS' EQUITY (DEFICIENCY)
Current
Accounts payable and accrued liabilities	$668	$668
Distributions payable	41	41
Convertible debentures	26	26
Risk management	20	20
	755	755
Long-term debt	2,260	2,260
Convertible debentures	229	229
Asset retirement obligations	581	581
Unit rights liability (note (b))	-	78
Risk management	31	31
Future income taxes	866	-
Total liabilities	4,722	3,934

Unitholders' mezzanine equity (note (c))	-	8,907

Unitholders' equity (deficiency)
Unitholders' capital (note (c))	9,057	-
Contributed surplus (note (b))	151	-
Deficit (note (c))	(972)	(5,780)
	8,236	(5,780)
	$12,958	$7,061

	Canadian	U.S.
December 31, 2009 (CAD millions)	GAAP	GAAP

ASSETS
Current
Accounts receivable	$371	$371
Future income taxes	37	37
Other	101	101
	509	509

Property, plant and equipment (note (a))	11,347	4,125
Goodwill	2,020	2,020
Future income taxes	-	544
	13,367	6,689
	$13,876	$7,198

LIABILITIES AND UNITHOLDERS' EQUITY (DEFICIENCY)
Current
Accounts payable and accrued liabilities	$515	$515
Distributions payable	63	63
Convertible debentures	18	18
Risk management	130	130
	726	726
Long-term debt	3,219	3,219
Convertible debentures	255	255
Risk management	21	21
Asset retirement obligations	568	568
Unit rights liability (note (b))	-	40
Future income taxes	1,169	-
Total liabilities	5,958	4,829

Unitholders' mezzanine equity (note (c))	-	7,430

Unitholders' equity (deficiency)
Unitholders' capital (note (c))	8,451	-
Contributed surplus (note (b))	123	-
Deficit (note (c))	(656)	(5,061)
	7,918	(5,061)
	$13,876	$7,198

The application of U.S. GAAP would have no effect on the statement of cash flows.

(a) Property, plant and equipment and depletion and depreciation

Under Canadian GAAP, an impairment exists when the net book value of the petroleum and natural gas properties exceeds the sum of the undiscounted future cash flows from proved reserves calculated using forecast prices and costs, and the cost, less any impairment of unproved properties. If an impairment is determined to exist, the impairment is measured as the amount by which the net book value of the petroleum and natural gas properties exceeds the sum of the present value of future cash flows from proved plus probable reserves using forecast prices and costs, and the cost, less any impairment, of unproved properties.

On December 31, 2009, the changes announced by the Securities and Exchange Commission in December 2008 to update the oil and gas reporting requirements became effective, which led to a change in the U.S. impairment test. This new guidance was considered a change in estimate and was applied prospectively. Under the new guidelines, the net book value of petroleum and natural gas properties, net of deferred income taxes, is limited to the present value of after-tax future net cash flows from proved reserves, discounted at 10 percent and using an average price based on the first day of the month for the prior 12-month period and costs at the balance sheet date, plus the cost, less any impairment of unproved properties. Previously, prices were based on those at the balance sheet date or, if elected by the reporting entity, recalculated a certain number of business days prior to the filing date of the consolidated financial statements if an impairment was indicated on the balance sheet date. If there was an impairment indicated at the balance sheet date, which no longer existed at the time of the second test, no write-down was required. At September 30, 2010 and 2009, no impairment of Penn West’s property, plant and equipment was indicated.

All of Penn West’s reserves were evaluated or audited by independent petroleum engineers in both 2009 and 2008. Depletion and depreciation of resource properties is calculated using the unit-of-production method based on production volumes before royalties in relation to proved reserves. In determining the depletable base, the estimated future costs to be incurred in developing proved reserves are included and the estimated equipment salvage values and the cost, less any impairment of unevaluated properties is excluded. Significant natural gas processing facilities, net of estimated salvage values, are depreciated using the declining balance method. Depletion and depreciation per gross equivalent barrel is calculated by converting natural gas volumes to barrels of oil equivalent (“BOE”) using a ratio of 6 mcf of natural gas to one barrel of crude oil. Due to the impairment charge recorded in 2008, depletion and depreciation was lower than that recorded under Canadian GAAP by $209 million in the third quarter of 2010 (2009 - $234 million) and $630 million in the first nine months of 2010 (2009 - $702 million).

(b) Unit-based compensation

Trust unit rights incentive plan

Under U.S. GAAP, the trust unit rights are treated as a liability which is calculated based on the fair value of the grants, determined by using a Binomial Lattice model at each reporting date until the date of settlement. Compensation cost is recorded based on the change in fair value of the rights during each reporting period. When rights are exercised, the proceeds received plus the amount recorded as a trust unit rights liability is recorded as mezzanine equity. Penn West issues units from treasury to settle unit rights exercises.

Rights granted under the rights plan are considered equity awards for Canadian GAAP purposes. Unit-based compensation is based upon the fair value of rights issued, determined only on the grant date. This initial fair value is charged to income over the vesting period of the rights with a corresponding increase in contributed surplus. When rights are exercised, the consideration received plus the value recorded in contributed surplus is transferred to unitholders’ equity. Under U.S. GAAP, for the nine months ended September 30, 2010, compensation cost was $2 million lower (2009 - $22 million) than compensation cost calculated under Canadian GAAP. The compensation cost for U.S. GAAP purposes was allocated as follows:

	Three months ended September 30		Nine months ended September 30
(millions)	2010	2009	2010	2009
Field employees	$3	$3	$9	$4
Corporate employees	8	9	25	13
Compensation expense	$11	$12	$34	$17

Long-term retention and incentive plan (“LTRIP”)

Awards granted under the LTRIP are recorded using the intrinsic value method under Canadian GAAP compared to the fair value method under U.S. GAAP. The difference between the valuation methods is insignificant; thus, no U.S. GAAP difference is considered to exist.

Earnings per share

A GAAP difference exists in calculating the number of diluted weighted average trust units considered outstanding for earnings per share purposes. The U.S. GAAP amount includes proceeds on assumed exercises of unit rights based on the fair value at each balance sheet date, compared to the fair value at only the date of grant under Canadian GAAP, resulting in a different number of units included in the per unit calculations. For the three months ended September 30, 2010, 13.0 million trust units (2009 - 28.5 million) that would be issued under the trust unit rights incentive plan and 4.8 million trust units that would be issued on the conversion of the convertible debentures (2009 - 5.3 million) were excluded in calculating the weighted average number of diluted trust units outstanding as they were considered anti-dilutive under U.S. GAAP. In addition, for the nine months ended September 30, 2010, 15.7 million trust units (2009 - 27.5 million) that would be issued under the trust unit rights incentive plan and 4.8 million units that would be issued on the conversion of the convertible debentures (2009 - 5.3 million) were considered anti-dilutive.

(c) Unitholders’ mezzanine equity

U.S. GAAP requires that trust units that are redeemable at the option of the unitholder, irrespective of the amounts which may be redeemed, be valued at their redemption amount and presented as temporary equity on the balance sheet. The redemption value of the Penn West trust units is determined based on 95% of the market value of the trust units at each balance sheet date. Under Canadian GAAP, all trust units are classified as unitholders’ equity. Penn West reclassified $8,907 million at September 30, 2010 (December 31, 2009 - $7,430 million) as unitholders’ mezzanine equity in accordance with U.S. GAAP.

Changes in unitholders’ mezzanine equity, trust units issued net of redemptions, net income and distributions in a period are recognized as charges to deficit. Penn West recorded an increase of $139 million to deficit for the third quarter of 2010 (2009 - $1,218 million), and an increase of $883 million to deficit for the nine months ended September 30, 2010 (2009 - $1,215 million) to reflect the changes in unitholders’ mezzanine equity.

(d) Additional disclosure

Under Canadian GAAP, Penn West presents oil and natural gas revenues and royalty income prior to royalties payable in the Consolidated Statements of Operations and Retained Earnings (Deficit). Under U.S. GAAP, these items would be combined and presented on a net basis in the Consolidated Statements of Operations and Retained Earnings (Deficit).

(e) Income Taxes

As at September 30, 2010, the total amount of Penn West’s unrecognized tax benefits was approximately $10 million including $3 million of interest and penalties, which if recognized would affect Penn West’s effective income tax rate. The resolution of these tax positions may take a number of years to complete with the appropriate tax authorities, thus fluctuations could occur from period to period.

The change in the amount of unrecognized tax benefits is as follows:

(millions)	September 30, 2010	December 31, 2009
Balance, beginning and end of period	$10	$10

Penn West and its entities are subject to income taxation and related audits in Canada. The tax years from 2003 to 2009 remain open to audit by Canadian tax authorities.

(f) Peace River Oil Partnership

Under U.S. GAAP, an exemption exists in the SEC Financial Reporting Manual Topic 6, section 6540.4 which allows Penn West to elect to follow the proportionate consolidation method of accounting for the partnership, if such treatment is allowable under Canadian GAAP. Penn West has chosen to follow this exemption and account for the partnership on a proportionately consolidated basis under U.S. GAAP. At September 30, 2010, Penn West proportionately consolidated approximately $1 billion of property, plant and equipment.